FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

TSX: ELD AMEX: EGO	TSX: AFK
NEWS RELEASE 05-12	September 13, 2005

ELDORADO GOLD CORPORATION AND AFCAN MINING CORPORATION COMPLETE COMPROMISE

Eldorado Gold Corporation (“Eldorado”) and Afcan Mining Corporation (“Afcan”) are pleased to announce that they have completed today their court approved compromise plan (the “Compromise”), which was approved by shareholders of Afcan on September 8, 2005.

The transaction combines Eldorado’s strength and experience in successful gold production with Afcan’s promising Tanjianshan gold development project in China.  Under the terms of the Compromise, Eldorado has acquired all of the issued and outstanding shares and warrants of Afcan.  Every six and one half (6.5) shares of Afcan have been exchanged for one Eldorado common share, resulting in the issuance of a total of 23,045,151 Eldorado common shares.  In addition, every six and one half (6.5) Afcan warrants have been exchanged for one Eldorado warrant, with each Eldorado warrant having an exercise price of 6.5 times the exercise price of the Afcan warrant for which it was exchanged. The term to expiry for each Eldorado warrant remains the same as the original Afcan warrant.  It is anticipated that the Afcan shares will be de-listed from the TSX in due course.

Upon completion of the Compromise, Paul N. Wright commented “The successful development of the Tanjianshan Gold Project will provide a solid foundation from which Eldorado intends to build its gold mining business in China.  With mine construction underway, the Company anticipates commercial production commencing in the second half of 2006.  An ongoing exploration program is now expected to increase resources and reserves by year end, further enhancing the Tanjianshan Project.”

Afcan shareholders who have not yet delivered letters of transmittal and their Afcan common share certificates and/or Afcan warrant certificates to Natcan Trust Company, which is acting as depositary in connection with the Compromise, should contact Natcan Trust Company by telephone at 1-800-341-1419 or by email at clientele@tbn.bnc.ca to obtain a letter of transmittal which will contain instructions on how to surrender their Afcan share certificates and/or Afcan warrant certificates.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. Eldorado’s international expertise in mining, finance and project development, together with highly skilled and dedicated staff, is well positioned to grow in value as the Company creates and pursues new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION	AFCAN MINING CORPORATION
“Paul N. Wright”	“David G. Netherway”
Paul N. Wright	David G. Netherway
President & Chief Executive Officer	President & Chief Executive Officer

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s or Afcan’s  properties, or otherwise relating to the Company or Afcan.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form,  Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).

Afcan Mining Corporation shares trade on the Toronto Stock Exchange (TSX:AFK).

The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy Woo

Eldorado Gold Corporation

Phone: 604.601.6650  or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

David Netherway, President &

Afcan Mining Corporation

Chief Executive Officer

141 Adelaide Street West

Phone: 416-360-3404

Suite 850

Benoit LaSalle, Chairman

Toronto, Ontario M5H 3L5

Phone: 514-744-4408

Website: www.afcan-mining.com

Email info@afcan-mining.com